UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

July 30, 2003

RAINBOW RENTALS, INC.

(Exact name of Registrant as specified in its charter)

Ohio	0-24333	34-1512520
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3711 Starr Centre Drive
Canfield, Ohio 44406
(Address of principal executive offices) (zip code)

330-533-5363
(Registrant's telephone number, including area code)

NO CHANGE
(Former name or former address if changed since last report)

TABLE OF CONTENTS

Item 7. Financial Statements and Exhibits

Exhibits: No. 99.1:

Press release of Rainbow Rentals, Inc., dated July 30, 2003, announcing the Company's earnings for the three and six months ended June 30, 2003.

Item 12. Results of Operations and Financial Condition

A copy of the press release issued by Rainbow Rentals, Inc. on Wednesday, July 30, 2003, describing its results of operations for the three and six months ended June 30, 2003, is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RAINBOW RENTALS, INC.
(Registrant)

By: /s/ Wayland J. Russell

Wayland J. Russell
Chairman and Chief Executive
Officer

July 30, 2003